SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)



                          Golden Cycle Gold Corporation
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                   380894105
                          ----------------------------
                                 (CUSIP Number)

 M. Craig Haase, 6151 Lakeside Drive, Suite 2100, Reno, NV 89511 (702) 825-8890
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parites to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with the respect to the subject of class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380894105                                                          13D


--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Euro-Nevada Mining Corporation, Inc.
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) { }
                                                       (b) {x}

--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------

4         Source of Funds (see Instructions)
          WC
--------- ----------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------- ----------------------------------------------------------------------

6         Citizenship or Place of Organization
          Nevada
--------- ----------------------------------------------------------------------




NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,116,995
BENEFICIALLY        --------- --------------------------------------------------
OWNED BY
EACH                8         SHARED VOTING POWER
REPORTING
PERSON              --------- --------------------------------------------------
WITH
                    9         SOLE DISPOSITIVE POWER
                              1,116,995
                    --------- --------------------------------------------------

                    10        SHARED DISPOSITIVE POWER
                              0
---------- ---------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          54.3%
--------- ----------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARE* (See Instructions)
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          54.3%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1.           Security and Issuer.

         The title and the class of the equity securities to which this statement relates are the outstanding common stock of Golden Cycle Gold Corporation, a Colorado corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer of such securities is: Golden Cycle Gold Corporation, 2340 Robinson Street, Suite 201, Colorado Springs, Colorado 80904.

ITEM 2.           Identity and Background.

         The Reporting Person is Euro-Nevada Mining Corporation, Inc., a Nevada corporation ("Euro-Nevada"). Euro-Nevada is engaged in the business of mining. The address of Euro-Nevada is 6151 Lakeside Drive, Suite 2100, Reno, Nevada 89511. During the last five years, Euro-Nevada has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years Euro-Nevada has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Euro-Nevada was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Euro-Nevada Mining Corporation Limited, a Canadian corporation ("Parent"), is the parent entity of Euro-Nevada and owns 100% of the issued and outstanding stock of Euro-Nevada. Parent is engaged in the business of mining and owning subsidiary companies which are engaged in mining. The address of Parent is 20 Eglinton Avenue West, Suite 1900, Toronto, Ontario M4R 1K8 Canada. During the last five years, Parent has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years Parent has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Parent was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Seymour Schulich is the Chairman of the Board of Euro-Nevada and Parent, and a director and member of the audit committee of Euro-Nevada and Parent. Mr. Schulich's business address is 20 Eglinton Avenue West, Suite 1900, Toronto, Ontario M4R 1K8 Canada. During the last five years, Mr. Schulich has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years Mr. Schulich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. Schulich was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Schulich is a Canadian citizen.

         Pierre Lassonde is the President and Chief Executive Officer of Euro-Nevada and Parent and a director of Euro-Nevada and Parent. Mr. Lassonde's business address is 20 Eglinton Avenue West, Suite 1900, Toronto, Ontario M4R 1K8 Canada. During the last five years, Mr. Lassonde has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years Mr. Lassonde has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. Lassonde was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lassonde is a Canadian citizen.

         M. Craig Haase is the Vice Chairman and General Counsel of Euro-Nevada and the Executive Vice President of Parent, and a director of Euro-Nevada and Parent. Mr. Haase's business address is 6151 Lakeside Drive, Suite 2100, Reno, Nevada 89511. During the last five years, Mr. Haase has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years Mr. Haase has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. Haase was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Haase is a United States citizen.

         Ronald W. Binns is the Vice President, Finance, Chief Financial Officer and Treasurer of Euro-Nevada, and the Vice President, Finance and Chief Financial Officer of Parent. Mr. Binns's business address is 20 Eglinton Avenue West, Suite 1900, Toronto, Ontario M4R 1K8 Canada. During the last five years, Mr. Binns has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years Mr. Binns has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. Binns was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Binns is a Canadian citizen.

         Andre J. Douchane is the Vice President, Operations of Parent. Mr. Douchane's business address is 6151 Lakeside Drive, Suite 2100, Reno, Nevada 89511. During the last five years, Mr. Douchane has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years Mr. Douchane has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. Douchane was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Douchane is a United States citizen.

         Steven K. Aaker is the Vice President, Royalty Acquisitions of Parent. Mr. Aaker's business address is 6151 Lakeside Drive, Suite 2100, Reno, Nevada 89511. During the last five years, Mr. Aaker has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years Mr. Aaker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. Aaker was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Aaker is a United States citizen.

         Brian D. MacEachen is the Treasurer of Parent. Mr. MacEachen's business address is 20 Eglinton Avenue West, Suite 1900, Toronto, Ontario M4R 1K8 Canada. During the last five years, Mr. MacEachen has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years Mr. MacEachen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. MacEachen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. MacEachen is a Canadian citizen.

         Sharon E. Dowdall is the Secretary of Parent. Ms. Dowdall's business address is 20 Eglinton Avenue West, Suite 1900, Toronto, Ontario M4R 1K8 Canada. During the last five years, Ms. Dowdall has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years Ms. Dowdall has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Ms. Dowdall was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Dowdall is a Canadian citizen.

         David R. Bell is a director and member of the audit committee of Parent. Mr. Bell's business address is 20 Eglinton Avenue West, Suite 1900, Toronto, Ontario M4R 1K8 Canada. During the last five years, Mr. Bell has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years Mr. Bell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. Bell was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Bell is a Canadian citizen.

         John F. McOuat is a director and member of the audit committee of Parent. Mr. McOuat's business address is 20 Eglinton Avenue West, Suite 1900, Toronto, Ontario M4R 1K8 Canada. During the last five years, Mr. McOuat has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years Mr. McOuat has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. McOuat was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. McOuat is a Canadian citizen.

         David R. Peterson is a director of Parent. Mr. Peterson's business address is 20 Eglinton Avenue West, Suite 1900, Toronto, Ontario M4R 1K8 Canada. During the last five years, Mr. Peterson has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years Mr. Peterson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. Peterson was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Peterson is a Canadian citizen.

ITEM 3.           Source and Amount of Funds or Other Consideration.

         Certain shareholders of the Issuer owning approximately fifty-four and three-tenths percent (54.3%) of all of the fully diluted common shares of the Issuer, offered to sell to Euro-Nevada all of the common shares of the Issuer owned by them. Euro-Nevada accepted this offer in accordance with the terms and provisions of an Agreement Accepting Offer to Sell Shares of Golden Cycle Gold Corporation dated March 10, 1999 (the "Acceptance Agreement"), by and among Euro-Nevada and the following shareholders of the Issuer (the "Sellers"): C. Robert Allen, Terry Allen Kramer, Bruce J. Allen and Susan K. Allen; Bull & Bear Gold Investors, Ltd.; Midas Fund, Inc.; Christopher Kagan, M.D.; Taki N. Anagnoston, M.D. and Kathleen Anagnaston; Havilah Mining Company; Monterey OCM Gold Fund; Ermitage Global Mining Investment Fund; James S. Kraemer Trust; Harry Chin and Ruby Chin, Chin Revocable Trust; Marr Family Trust; Dr. Duane A. Erickson and Janice E. Erickson; Werner Disse, Sr.; and Robert J. Wojcik. The total consideration to be paid by Euro-Nevada under the Acceptance Agreement for the shares of the Issuer owned by the Sellers is $13.50 per share, payable in cash. The sale and purchase of shares under the Acceptance Agreement was executed on March 12, 1999, to be closed following the completion of due diligence and any applicable regulatory approvals. The source of the consideration to be paid to the Sellers by Euro-Nevada will be working capital funds of Euro-Nevada.

         The Acceptance Agreement also contemplates a subsequent cash merger of the Issuer with and into a newly established subsidiary of Euro-Nevada. The total consideration to be paid for the remaining shares of the Issuer in the cash merger will be $13.50 per share, payable in cash. The proposed cash merger has not yet been consummated as of the date hereof and is subject to the satisfaction of certain contingencies. Upon the closing of any such merger, Euro-Nevada will own 100% of the common shares of the Issuer.

         Neither Euro-Nevada nor any other person or entity identified in Item 2 has made any prior acquisitions of the common stock of the Issuer.

ITEM 4.           Purpose of Transaction.

         The purpose of the transaction was the acceptance of the Sellers' offer to sell their common shares of the Issuer for cash consideration in the amount of $13.50 per share.

         As discussed in Item 3, Euro-Nevada presently intends to acquire the remaining shares of the common stock of the Issuer through a cash merger of the Issuer with and into a subsidiary of Euro-Nevada. Because the Issuer will be a wholly owned subsidiary of Euro-Nevada following any such merger, the proposed cash merger transaction will result in the Issuer's common shares being delisted from the Pacific Stock Exchange and the Issuer's becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Except as described herein, neither Euro-Nevada nor any other person or entity identified in Item 2 has any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer prior to the merger, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or given policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

ITEM 5.           Interest in Securities of the Issuer.

         (a) Euro-Nevada currently has the contractual right to acquire 1,116,995 shares of the Issuer's common stock, which will be issued in the name of Euro-Nevada. The Issuer's most recent 10-Q states that there were 1,870,050 shares of the Issuer's common stock outstanding as of September 30, 1998. According to counsel for the Issuer, there are currently approximately 2,058,450 shares of the common stock of the Issuer outstanding on a fully diluted basis, including approximately 180,000 common shares of the issuer subject to unexercised but exercisable option agreements, and it is assumed and believed that this is the correct amount of shares of the Issuer outstanding as of the date hereof. Therefore, Euro-Nevada currently has the right to purchase approximately fifty-four and three-tenths percent (54.3%) of the outstanding common stock of the Issuer on a fully diluted basis. No other person or entity identified in Item 2 has any ownership interest in any shares of the Issuer's common stock, except that Parent indirectly will own the shares of the Issuer's common stock purchased by Euro-Nevada, its wholly owned subsidiary.

         Euro-Nevada will close on the purchase of shares described in the Acceptance Agreement if the conditions set forth in the Acceptance Agreement are met. After such closing, Euro-Nevada plans to complete a cash merger. If Euro-Nevada consummates the cash merger contemplated in the Acceptance Agreement, then Euro-Nevada will own 2,058,450 shares or one hundred percent (100%) of the outstanding common stock of the Issuer on a fully diluted basis.

         (b) Euro-Nevada currently has the right to acquire the sole power to vote and direct the disposition of 1,116,995 shares of the Issuer's common stock. No other person or entity identified in Item 2 has any power to vote or direct the disposition of any shares of the Issuer's common stock, except that Parent indirectly holds the right to acquire such power with respect to the shares of the Issuer's common stock to be purchased by Euro-Nevada, its wholly owned subsidiary. Euro-Nevada will close on the purchase of shares described in the Acceptance Agreement if the conditions set forth in the Acceptance Agreement are met, and upon such closing will have the right to vote these shares.

         (c) Other than the transactions described in this Schedule 13D, neither Euro-Nevada, nor any other person or entity identified in Item 2, effected any transactions in the common shares of the Issuer during the past 60 days, or the most recent filing of Schedule 13D, whichever is less.

         (d) No other person is known to have the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except  as  described  herein,  there are no  contracts,  arrangements, understandings, or relationships, legal or otherwise, among the persons and entities named in Item 2 and between such persons and entities and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees, or profits, division of profits or loss, or the giving or withholding of proxies. Except as disclosed herein, none of the securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           Materials to be Filed as Exhibits.

         A copy of the Acceptance Agreement is filed herewith as Exhibit A.

         There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13D-1(f) (Section 240.13D-1(f)), and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of Issuer control, liquidation, sale of assets, merger or change in business or corporate structure or any other matter except as described in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guaranties of loans, guaranties against loss or of profit, or the giving or withholding of any proxy except as disclosed in Item 6.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 EURO-NEVADA MINING CORPORATION, INC., a Nevada corporation


Date:                      By:      /s/
---------------------      -------------------------------
                           M. Craig Haase, Vice Chairman and
                           General Counsel